BARNETT & LINN
ATTORNEYS AT LAW
23548 Calabasas Road, Suite 106 ● Calabasas, CA 91302

www.barnettandlinn.com

WILLIAM B. BARNETT		TELEPHONE: 818-436-6410
Attorney/Principal		FACSIMILE: 818-223-8303
wbarnett@wbarnettlaw.com

May 17, 2018

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Attn:	Barbara C. Jacobs, Assistant Director
Folake Ayoola, Special Counsel
Bernard Nolan, Attorney-Advisor
Kathleen Collins, Accounting Branch Chief
Melissa Kindelan, Staff Accountant

Re:	FDCTech, Inc.(formerly Forex Development Corporation) (“Registrant” and/or “Company”)
Amendment No. 5 to Registration Statement on Form S-1
Filed on November 22, 2017
File No. 333-221726

Gentlepersons:

The Registrant hereby files its Amendment No. 5 to Registration Statement on Form S-1 (“Amendment No.5”). The Amendment No. 5 has been revised in accordance with the Commission’s comment letter dated May 16, 2018 (“Comment Letter”). We have also, revised the Registration Statement in accordance with oral comments received on May 16, 2018 from Mr. Bernard Nolan.

To assist the staff in its review of Registrant’s responses, we have provided a copy of Amendment No. 5 “marked to show changes”, and our responses below correspond to each comment number in the Comment Letter.

Prospectus Summary

Company Overview, page 3

1. In accordance with your comment we have deleted a paragraph on page 3 and replaced it with a new paragraph containg your requested information. In regard to customer concentration we have added a Risk factor on page 7.

Challenges relating to Implementing our business strategy, page 8

2. In accordance with your comment we have added a new Risk Factor on page 8 regarding consulting services being provided by the Registrant.

Description of Business, page 15

3. In accordance with your comment we have updated our Risk Factor on page 7 and deleted one paragraph on page 16 and added two more paragraphs to describe the concerns in your comment. In addition, we have added Exhibit 10.14

4. In accordance with your comment we have deleted a paragraph on page 16 and replaced it with a new paragraph clarifying the Registrants functions. Once again, the Registrant is a developer and supplier of proprietary software to the cryptocurrency industry. The Registrant is not a broker, it does not maintain any digital assets nor does it participate in the business of cryptocurrency. All it does is provide software and technical consulting services.

Oral Comments

5. In accordance with your comment we have deleted reference to a third party report in Note-1 Industry and Competitive Analysis on page F-13

We believe that we have responded to all your comments both written and oral, fairly and reasonably. Please do not hesitate to contact the undersigned as soon as possible should you have any further questions or comments.

Thank you for your cooperation and courtesies in this matter.

Very truly yours,
Barnett & Linn

William B. Barnett

WBB: scc

cc/ Mr. I. Firoz, CFO